Exhibit 99.2

PRESS RELEASE

MERGER OF

TECH MAHINDRA AND MAHINDRA SATYAM ANNOUNCED.

Heralds the creation of a formidable top-tier global player.

Emerges as one of India’s largest IT employers.

Mumbai & Hyderabad, March 21, 2012: The Boards of Directors of Tech Mahindra Limited (“Tech Mahindra”) and Satyam Computer Services Limited, (“Mahindra Satyam”), in their respective meetings held today, approved a proposal to merge Mahindra Satyam with Tech Mahindra along with certain wholly owned subsidiaries of Mahindra Satyam and Tech Mahindra.

Key highlights of the merger

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The exchange ratio recommended by the valuers and approved by both the boards is 2 shares of Tech Mahindra (face value of Rs. 10 each), for every 17 shares of Mahindra Satyam (face value of Rs. 2 each).

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On a pro-forma basis, the Mahindra Group will own 26.3% in the combined entity, British Telecom will own 12.8%, 10.4% will be held as treasury stock, 34.4% to be held by the public shareholders of Mahindra Satyam and the balance 16.1% will be held by the public shareholders of Tech Mahindra.

•	Tech Mahindra will issue 10.34 crore new shares, thereby increasing its outstanding shares to 23.08 crore and its equity capital to Rs 230.8 crore.

Merger benefits and synergies

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The merger will result in the creation of a new offshore services leader with revenues of approximately US$2.4bn in revenues, approximately 75,000+ strong work force and 350+ active clients (including Fortune Global 500 companies), across 54 countries.

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The joint entity will have a unified ‘go-to-market’ strategy with deep competencies and a balanced mix of revenues from Telecom, Manufacturing, Technology, Media & Entertainment, Banking Financial Services and Insurance, Retail and Healthcare.

•	Revenues will be well balanced with a diversified global footprint that would boast of contribution from Americas at 42%, Europe at 35% and Emerging Markets at 23%,

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The combined entity will leverage Tech Mahindra’s expertise in Mobility, System Integration, and delivery of large transformations and to better penetrate the opportunity presented by Mahindra Satyam’s diverse set of clients across multiple verticals.

•	Likewise Mahindra Satyam’s expertise in Enterprise Solutions will enable a more complete value proposition to be delivered to Tech Mahindra’s clients.

•	The combination will benefit from operational synergies, economies of scale, sourcing benefits, and standardization of business processes.

Commenting on the merger Mr. Anand G Mahindra, Chairman, Tech Mahindra said “This merger will help propel the combined entity into the top tier of Indian software and services companies, achieving the Group’s key objective of being in a leadership role in each of our focus business areas”.

Mr. Vineet Nayyar, Vice Chairman and Managing Director of Tech Mahindra and Chairman of Mahindra Satyam said “This merger is a key part of our strategy to deliver industry leading performance”.

Mr. C.P. Gurnani, Whole-time Director and CEO of Mahindra Satyam said “The Mahindra Satyam turnaround is a shining story of determination and grit and now comes to its most important chapter, with this merger”.

“As enterprises the world over look to bolster their IT strategies to keep pace in the connected world, this merged entity will provide the perfect blend of capability to address this evolving market” he added.

Key regulatory approvals

According to the merger scheme approved by both the Boards, the merger is proposed to be undertaken through a Court approved Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956.

The proposed Scheme of Arrangement will be subject to the approvals of the Bombay High Court at Mumbai and the Andhra Pradesh High Court at Hyderabad. The merger will further be subject to various statutory approvals, including those from the shareholders and the lenders / creditors.

Advisors

•	Ernst & Young Private Limited acted as merger advisors

•	Ernst & Young Private Limited and KPMG India Private Limited submitted report on the share exchange ratio

•	Morgan Stanley provided a fairness opinion to the Board of Tech Mahindra

•	J P Morgan provided a fairness opinion to the Board of Mahindra Satyam

•	Enam Securities Private Limited and Barclays Bank PLC acted as advisors to Tech Mahindra

•	AZB Partners acted as Legal Advisors.

About Tech Mahindra

Tech Mahindra is a leading provider of solutions and services to the telecommunications industry with a majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. Tech Mahindra serves telecom service providers, equipment manufacturers, software vendors and systems integrators worldwide and their proven delivery models, distinctive IT skills and decades of domain expertise enable clients to maximize returns on their IT investment.

Tech Mahindra registered revenue of USD 1,127 million in the year ended March 31, 2011 and is ably supported by 42,500 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets.

A SEI-CMMi Level 5 organization, Tech Mahindra’s development centers are ISO 9001:2008 and BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada and Australia. Tech Mahindra Ltd is part of the US $14.4 billion Mahindra Group, a global industrial federation of companies and one of the top 10 business houses based in India. The Group’s interests span automotive products, aviation, components, farm equipment, financial services, hospitality, information technology, logistics, real estate and retail.

About Mahindra Satyam Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance.

The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.

Mahindra Satyam is part of the $14.4 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The group focuses on enabling people to rise. Mahindra operates in the key industries that drive economic growth, enjoying a leadership position in tractors, utility vehicles, information technology, vacation ownership, rural and semi-urban financial services, etc. Mahindra has a significant and growing presence amongst others, in the automotive industry, agribusiness, aerospace, automotive components, consulting services, defence, energy, industrial equipment, logistics, real estate, retail, steel and two wheelers.

Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.

For Further Information please contact:

India: Concept Public Relations Hiren Shah +91 9820384223 hiren@conceptpr.com	USA: David M. Baum Ricochet Public Relations +1 212.679.3300 dbaum@ricochetpr.com

UK/Ireland: Kirsten Scott Eclat Marketing +44 (0)1276 486 000 kirsten@eclat.co.uk	Germany/DACH: Helmut Helmut Weissenbach Public Relations GmbH +49 89 550 67771 helmut@weissenbach-pr.de

Singapore/Malaysia: KK Lai Wer1 Consultants Pte Ltd +65 6737 4844 laikkin@wer1.net